================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

  [X] Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended DECEMBER 31, 1994 or

  [ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the transition period from _______ to ________

         Commission File Number  1-11008


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                        ALLWASTE RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 ALLWASTE, INC.
                           5151 San Felipe, Suite 1600
                              Houston, Texas 77056
================================================================================

                        ALLWASTE RETIREMENT SAVINGS PLAN

                              FINANCIAL STATEMENTS

In accordance with Item 4 of the Required Information for Form 11-K, the following statements of financial condition for the Allwaste Retirement Savings Plan have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

                        ALLWASTE RETIREMENT SAVINGS PLAN

            INDEX TO THE FINANCIAL STATEMENTS, EXHIBITS AND SCHEDULES

Report of Independent Public Accountants

Item 1. Statements of Net Assets Available for Benefits as of December 31, 1994 and 1993

Item 2. Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 1994 and 1993

Notes to Financial Statements as of December 31, 1994 and 1993

Exhibit I   - Statements of Net Assets Available for Benefits by Investment
              Fund as of December 31, 1994 and 1993

Exhibit II  - Statements of Changes in Net Assets Available for Benefits by
              Investment Fund for the Years Ended December 31, 1994 and 1993

Schedule I  - Item 27a - Schedule of Assets Held for Investment Purposes as
              of December 31, 1994

Schedule II - Item 27d - Schedule of Reportable Transactions - Series of
              Transactions for the Year Ended December 31, 1994

Item 3. Exhibit 23.1 - Consent of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Committee of the Allwaste Retirement Savings Plan:

   We have audited the accompanying statements of net assets available for benefits of the Allwaste Retirement Savings Plan as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan Committee. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Allwaste Retirement Savings Plan as of December 31, 1994 and 1993, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

   Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules of assets held for investment purposes and reportable transactions - series of transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

ARTHUR ANDERSEN LLP

Houston, Texas
June 19, 1995

                        ALLWASTE RETIREMENT SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1994 AND 1993

                                                   December 31,     December 31,
                                                      1994              1993
                                                   ----------       -----------
Investments, at market:
  Allwaste, Inc. Common Stock,
   cost $2,307,063 and $1,620,555,
   respectively ............................       $2,381,549       $ 1,352,864
  Delaware Group Delaware Fund, Inc.,
   cost $2,176,426 and $1,356,582,
   respectively ............................        1,992,719         1,336,806
  Delaware Group Institutional
   Cash Reserve, Inc. (cost
   approximates market) ....................        2,749,592         2,074,556
  NationsBank Prime Portfolio
   Trust A Shares (cost
   approximates market) ....................          395,759             4,586
                                                   ----------       -----------
  Total investments ........................        7,519,619         4,768,812

Contributions receivable:
  Participants .............................           83,042           248,038
  Company ..................................           20,761            57,507

Accrued interest and dividends
  receivable ...............................           64,629           105,029

Prefunded Company contributions ............          (24,422)             --

Excess contributions payable ...............             --              (2,748)
                                                   ----------       -----------
Net assets available for benefits ..........       $7,663,629       $ 5,176,638
                                                   ==========       ===========

           The accompanying notes and exhibits are an integral part of these financial statements.

                        ALLWASTE RETIREMENT SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1994 AND 1993

                                              For the Years Ended December 31,
                                              --------------------------------
                                                 1994                 1993
                                              -----------         -----------
Interest and dividend income .............    $   180,419         $   162,852

Realized gain on sale of investments .....         58,877               2,682

Net unrealized appreciation (depreciation)
 of investments ..........................        160,609            (424,107)

Contributions:
  Participant ............................      2,472,009           2,119,184
  Company ................................        472,600             439,782
  Rollover ...............................        174,961             112,550

Refund of excess contributions ...........           --                (2,748)

Distributions ............................     (1,032,484)           (405,859)
                                              -----------         -----------
Increase in net assets available for
 benefits for the year ...................      2,486,991           2,004,336

Net assets available for benefits at
 beginning of year .......................      5,176,638           3,172,302
                                              -----------         -----------
Net assets available for benefits
 at end of year ..........................    $ 7,663,629         $ 5,176,638
                                              ===========         ===========

           The accompanying notes and exhibits are an integral part of these financial statements.

                        ALLWASTE RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1994 AND 1993


(1)  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-

The assets of the Allwaste Retirement Savings Plan (the "Plan") are reflected at quoted market values at year end in the accompanying Statements of Net Assets Available for Benefits. The unrealized appreciation (depreciation) of the assets resulting from changes in market value has been recognized in the accompanying Statements of Changes in Net Assets Available for Benefits. The financial statements are presented on the accrual basis of accounting.

(2) DESCRIPTION OF THE PLAN-

ORGANIZATION AND ADMINISTRATION-

The Plan was established effective October 1, 1990, for the benefit of all eligible personnel of Allwaste, Inc., and certain subsidiaries (collectively, the "Company") that have adopted the Plan. Employees who are at least 21 years of age and have one or more years of service as defined under the Plan (except for employees subject to collective bargaining agreements that do not provide for participation in the Plan and leased employees) are eligible to participate in the Plan.

The Plan has established a trust for the purpose of receiving and investing contributions and paying benefits under the Plan. NationsBank of Texas, N.A. (the "Trustee") has served as trustee of the Plan since inception.

Responsibility for administration of the Plan is with the Company, which has appointed a committee comprised of four members of management of the Company (the "Plan Committee") to assist in Plan administration. Neither the Company nor the Plan Committee receive any compensation from the Plan for their services in administering the Plan. All expenses of the Plan administration, including those of the Trustee, are paid by the Company, but to the extent not paid by the Company such expenses will be paid by the Trustee from the Plan assets.

CONTRIBUTIONS-

A participant may contribute from 2 to 15 percent of eligible compensation for each Plan year, subject to Internal Revenue Code (the "Code") limitations. Contributions in excess of these limits are refunded to participants. The Company matches 25 percent of the participant's contributions from 2 to 6 percent of eligible compensation. Participants may change their contribution rates effective the first day of each calendar quarter, provided the participant gives thirty days' written notice.

ERISA-

The Employee Retirement Income Security Act of 1974, as amended ("ERISA"), covers most employee benefit plans and provides certain minimum standards relating to, among other things, participation, vesting of benefits, funding, fiduciary responsibility and reporting to participants in such plans. The Plan is subject to and in compliance with the provisions of Titles I, II and III of ERISA, which contain the rules with respect to the aforementioned areas, but is not subject to the provisions of Title IV of ERISA which deals with plan termination insurance.

INVESTMENT PROGRAMS-

There are three investment options available to participants. Fund A is invested in the Delaware Group Institutional Cash Reserve, Inc. money market fund, the assets of which are invested in high quality, short-term money market instruments. Fund B is invested in the Delaware Group Delaware Fund, Inc. balanced fund, the assets of which are invested in a combination of publicly-traded corporate stocks, short-term government securities and high grade corporate bonds. Fund C is invested in Allwaste, Inc. Common Stock and, for interim periods, pending investment in Allwaste, Inc. Common Stock or distribution of participant balances, in the NationsBank Prime Portfolio Trust A Shares.

The Plan's statements of net assets available for benefits as of December 31, 1994 and 1993 and the related statements of changes in net assets available for benefits for the years ended December 31, 1994 and 1993 are presented by participant-directed funds on Exhibits I and II, respectively.

Participants may invest their contributions in any or all of the three funds in increments of 25 percent. As of the first day of each calendar quarter, a participant may change his investment elections regarding existing balances, future contributions or both. Such changes must be made in 25 percent increments and written notice thereof must be given 30 days in advance. The Company's matching contributions are invested in Funds A, B and C in the same proportion as the participant's contributions.

ALLOCATIONS TO PARTICIPANTS' ACCOUNTS-

Participant contributions and Company matching contributions are allocated quarterly to each participant's account. Dividends and interest income and any investment gains and losses are allocated quarterly in proportion to the respective balances of the participants' accounts.

VESTING-

Participants are fully vested in their contributions. The Company's matching contributions vest according to the following schedule:

           YEARS OF SERVICE                       VESTING PERCENTAGE
           ----------------                       ------------------
             Less Than 1                                  0%
                  1                                      20%
                  2                                      40%
                  3                                      60%
                  4                                      80%
                  5 or more                             100%

Non-vested amounts are forfeited upon termination of employment by participants. Forfeitures are used to reduce future Company contributions.

DISTRIBUTIONS OF BENEFITS-

Benefits are payable to participants or to their designated beneficiaries, as applicable, only at the time of their retirement, disability, death, or termination of employment. In limited circumstances, account withdrawals may be made for financial hardship in accordance with the Code guidelines for such withdrawals.

Funds A and B are distributed in cash only, based upon the account balances as of the last day of the quarter in which a distributable event occurs. For Fund C, the participant determines whether the form of distribution will be either in shares of Allwaste, Inc. Common Stock (with fractional shares and uninvested amounts in cash) or
                                       -8-

in a lump-sum cash distribution. The market value of Allwaste, Inc. Common Stock at the end of the calendar quarter in which the distributable event occurs is used to determine the amount of the cash distribution.

The Company may terminate the Plan by appropriate resolution of its board of directors. If the Plan is terminated, the total Company matching contributions in the account of each participant shall become fully vested. In addition, under conditions prescribed in the Plan regarding Plan termination, certain previously forfeited amounts will be restored and fully vested for participants or former participants. Thereafter, all vested amounts of each participant shall be paid after provision is made for payment of the expenses of Plan administration, termination and liquidation.

The Company has not expressed an intent to terminate or suspend any provisions of the Plan.

(3)  FEDERAL INCOME TAXES-

The trust established under the Plan is qualified under the Internal Revenue Code of 1986 (the Code) and is exempt from federal income taxes. As of March 6, 1995, a determination letter that the Plan is tax-exempt has been requested from the Internal Revenue Service but has not been received. The Company is of the opinion that the Plan, as currently operating, is in compliance with all applicable provisions of the Code. Therefore, the Plan Committee believes that the Plan was qualified and the related trust was tax exempt as of December 31, 1994 and 1993.

(4)  DISTRIBUTIONS DUE PARTICIPANTS-

Included in net assets available for benefits at December 31, 1994 and 1993, are $427,629 and $367,455, respectively, of benefits requested but not yet paid to participants of the Plan. These amounts are reported as a plan liability on the Form 5500.

(5)  SUBSEQUENT EVENTS-

AMENDED AND RESTATED PLAN-

The Company has stated its intention to adopt the NationsBank Defined Contribution Master Plan and Trust effective July 1, 1995 (the "Effective Date") as a complete amendment and restatement of the Plan. In conjunction therewith, the Plan will be renamed to the Allwaste Employee Retirement Plan (the "Amended and Restated Plan"). NationsBank of Georgia, N.A. will serve as trustee of the Amended and Restated Plan.

TRANSITION PROCESS-

The transition from current service providers to NationsBank of Georgia, N.A. will take place in the second and third calendar quarters of 1995. Participant contributions will continue throughout this transition period. However, processing of participant loans, hardship withdrawals, benefit payments, termination distributions, and investment election changes will be suspended temporarily during the transition period.

CONTRIBUTIONS-

Under the Amended and Restated Plan, participants will be able to contribute from 1/2 to 15 percent of eligible compensation and the Company will match 50 percent of the participant's contributions from 1/2 to 3 percent of eligible compensation. Participants will be able to change their contribution rates quarterly under the Amended and Restated Plan. Changes will be permitted in increments of 1/2 percent only.
                                       -9-
INVESTMENT PROGRAMS-

In addition to the Allwaste, Inc. Common Stock, the following investment options will be available to participants under the Amended and Restated Plan beginning July 1, 1995:

        NationsBank Stable Capital Fund - 401(k)
        Nations Balanced Assets Fund
        Nations Managed Bond Fund - Trust A Shares
        Fidelity Advisor Growth Opportunities Fund: Class A
        Fidelity Advisor Strategic Opportunities Fund: Class A

Assets invested in the Delaware Group Delaware Fund, Inc. and the Delaware Group Institutional Cash Reserve, Inc. at June 30, 1995 will be liquidated and will be invested during the transition period in the NationsBank Stable Capital Fund - 401(k). Plan assets invested in Allwaste, Inc. Common Stock at June 30, 1995 will remain invested in Allwaste, Inc. Common Stock during the transition period. Thereafter, assets will be invested in accordance with Amended and Restated Plan documents and individual participant investment elections.

PARTICIPANT LOANS-

Under the Amended and Restated Plan, participants will be able to borrow up to 50 percent of their vested account balances. Participant loans will be made at commercially reasonable rates in accordance with the loan policy adopted pursuant to the Amended and Restated Plan, subject to applicable provisions of the Code.

                                                                      EXHIBIT I

                        ALLWASTE RETIREMENT SAVINGS PLAN

        STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                             AS OF DECEMBER 31, 1994

                                                                  Fund A              Fund B             Fund C
                                                                Money Market          Equity         Allwaste Stock
                                                                   Fund                Fund               Fund             Total
                                                                ------------        ----------       --------------      ----------
Investments, at market:
  Allwaste, Inc. Common Stock ..........................        $      --           $     --          $ 2,381,549        $2,381,549
  Delaware Group Delaware Fund, Inc. ...................               --            1,992,719               --           1,992,719
  Delaware Group Institutional Cash
   Reserve Fund, Inc. (cost approximates market) .......          2,749,592               --                 --           2,749,592
  NationsBank Prime Portfolio
   Trust A Shares (cost approximates market) ...........            118,023            126,206            151,530           395,759
                                                                -----------         ----------        -----------        ----------
  Total investments ....................................          2,867,615          2,118,925          2,533,079         7,519,619

Contributions receivable:
  Participants .........................................               --               40,478             42,564            83,042
  Company ..............................................               --               10,120             10,641            20,761

Accrued interfund transfers ............................             (5,418)            15,056             (9,638)             --

Accrued interest and dividends receivable ..............             11,084             53,097                448            64,629

Prefunded Company contributions ........................            (24,422)              --                 --             (24,422)
                                                                -----------         ----------        -----------        ----------
Net assets available for benefits ......................        $ 2,848,859         $2,237,676        $ 2,577,094        $7,663,629
                                                                ===========         ==========        ===========        ==========

                The accompanying financial statements and notes
                     are an integral part of this exhibit.

                                                                      EXHIBIT I
                                                                      CONTINUED
                        ALLWASTE RETIREMENT SAVINGS PLAN

        STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                             AS OF DECEMBER 31, 1993

                                                                  Fund A              Fund B             Fund C
                                                                Money Market          Equity         Allwaste Stock
                                                                   Fund                Fund               Fund              Total
                                                                ------------        ----------       --------------       ----------
Investments, at market:
  Allwaste, Inc. Common Stock ..........................       $      --          $      --          $ 1,352,864        $ 1,352,864
  Delaware Group Delaware Fund, Inc. ...................              --            1,336,806               --            1,336,806
  Delaware Group Institutional Cash
   Reserve, Inc. (cost approximates market) ............         2,074,556               --                 --            2,074,556
  NationsBank Prime Portfolio Trust A Shares
   (cost approximates market) ..........................               --                --                4,586              4,586
                                                               -----------        -----------        -----------        -----------
   Total investments ...................................         2,074,556          1,336,806          1,357,450          4,768,812

Contributions receivable:
  Participants .........................................           103,748             65,720             78,570            248,038
  Company ..............................................            23,365             17,540             16,602             57,507

Accrued interfund transfers ............................          (119,614)           (39,862)           159,476               --

Accrued interest and dividends receivable ..............             7,441             97,507                 81            105,029

Excess contributions payable ...........................              (601)            (1,249)              (898)            (2,748)
                                                               -----------        -----------        -----------        -----------
Net assets available for benefits ......................       $ 2,088,895        $ 1,476,462        $ 1,611,281        $ 5,176,638
                                                               ===========        ===========        ===========        ===========

                The accompanying financial statements and notes
                     are an integral part of this exhibit.

                                                                      EXHIBIT II
                        ALLWASTE RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                               BY INVESTMENT FUND

                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                  Fund A            Fund B               Fund C
                                                               Money Market         Equity           Allwaste Stock
                                                                   Fund              Fund                 Fund              Total
                                                               ------------       -----------        --------------     ------------
Interest and dividend income ...........................       $    82,280        $    97,033        $     1,106        $   180,419

Realized gain on sale of investments ...................              --               58,877               --               58,877

Net unrealized appreciation (depreciation)
 of investments ........................................              --             (183,708)           344,317            160,609

Contributions:
  Participant ..........................................           917,748            806,741            747,520          2,472,009
  Company ..............................................           178,713            151,111            142,776            472,600
  Rollover .............................................            27,336             79,657             67,968            174,961

Interfund transfers ....................................           (52,073)            67,239            (15,166)              --

Distributions ..........................................          (394,040)          (315,736)          (322,708)        (1,032,484)
                                                               -----------        -----------        -----------        -----------
Increase in net assets available
  for benefits for the year ............................           759,964            761,214            965,813          2,486,991

Net assets available for benefits at
  beginning of year ....................................         2,088,895          1,476,462          1,611,281          5,176,638
                                                               -----------        -----------        -----------        -----------
Net assets available for benefits at
  end of year ..........................................       $ 2,848,859        $ 2,237,676        $ 2,577,094        $ 7,663,629
                                                               ===========        ===========        ===========        ===========

                The accompanying financial statements and notes
                     are an integral part of this exhibit.

                                                                      EXHIBIT II
                                                                      CONTINUED
                        ALLWASTE RETIREMENT SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                               BY INVESTMENT FUND

                      FOR THE YEAR ENDED DECEMBER 31, 1993

                                                          Fund A            Fund B              Fund C
                                                       Money Market         Equity          Allwaste Stock
                                                           Fund              Fund                Fund              Total
                                                       ------------       -----------       --------------      -----------
Interest and dividend income ...................       $    38,383        $   123,506        $       963        $   162,852

Realized gain on sale of investments ...........              --                2,682               --                2,682

Net unrealized (depreciation) of investments ...              --              (28,415)          (395,692)          (424,107)

Contributions:
  Participant ..................................           864,453            565,995            688,736          2,119,184
  Company ......................................           183,095            116,782            139,905            439,782
  Rollover .....................................             4,167             19,568             88,815            112,550

Interfund transfers ............................          (196,393)            13,686            182,707               --

Refund of excess contributions .................              (601)            (1,249)              (898)            (2,748)

Distributions ..................................          (193,792)          (143,314)           (68,753)          (405,859)
                                                       -----------        -----------        -----------        -----------
Increase in net assets available
  for benefits for the year ....................           699,312            669,241            635,783          2,004,336

Net assets available for benefits
  at beginning of year .........................         1,389,583            807,221            975,498          3,172,302
                                                       -----------        -----------        -----------        -----------
Net assets available for benefits
  at end of year ...............................       $ 2,088,895        $ 1,476,462        $ 1,611,281        $ 5,176,638
                                                       ===========        ===========        ===========        ===========

                The accompanying financial statements and notes
                     are an integral part of this exhibit.

                                                                      SCHEDULE I

                        ALLWASTE RETIREMENT SAVINGS PLAN

           ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                             AS OF DECEMBER 31, 1994
                                                                        Market
                                      Shares or Units    Cost           Value
                                      ---------------  ----------     ----------
Allwaste, Inc. Common Stock (1) ...        423,429     $2,307,063     $2,381,549

Delaware Group Delaware Fund, Inc.         115,654      2,176,426      1,992,719

Other investments, at cost which
 approximates market:

  NationsBank Prime Portfolio
   Trust A Shares (1) .............        395,759        395,759        395,759

  Delaware Group Institutional
   Cash Reserve, Inc. .............      2,749,592      2,749,592      2,749,592
                                                       ----------     ----------
Total other investments ...........                     3,145,351      3,145,351
                                                       ----------     ----------
Total investments .................                    $7,628,840     $7,519,619
                                                       ==========     ==========
(1)  Party-in-interest

                                                                     SCHEDULE II

                        ALLWASTE RETIREMENT SAVINGS PLAN

   ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES OF TRANSACTIONS(1)

                      FOR THE YEAR ENDED DECEMBER 31, 1994

                                                                                                            Historical
Identity of Party                     Description of                 # of         Purchase     Selling         Cost     Realized
    Involved                               Asset                  Transactions     Price        Price        of Asset     Gain
- ------------------              ------------------------------    ------------   ---------    ----------    ----------  --------
ALLWASTE, INC.(2)               COMMON STOCK                            19       $  761,363   $   ---       $    ---    $  ---

NATIONSBANK OF TEXAS, N.A.(2)   PRIME PORTFOLIO TRUST A SHARES         104        3,544,573       ---            ---       ---

NATIONSBANK OF TEXAS, N.A.(2)   PRIME PORTFOLIO TRUST A SHARES          91            ---      3,205,424     3,205,424     ---

DELAWARE GROUP                  INSTITUTIONAL CASH RESERVE, INC.        14          895,718       ---            ---       ---

DELAWARE GROUP                  INSTITUTIONAL CASH RESERVE, INC.        20            ---        295,237       295,237     ---

DELAWARE GROUP                  DELAWARE FUND, INC.                     19        2,092,880       ---            ---       ---

DELAWARE GROUP                  DELAWARE FUND, INC.                      8            ---      1,440,332     1,406,213   34,119

(1) THERE WERE NO SINGLE TRANSACTIONS IN EXCESS OF 5 PERCENT OF MARKET VALUE OF PLAN ASSETS AS OF JANUARY 1, 1994.

(2) PARTY-IN-INTEREST

                                 SIGNATURE PAGE

   Pursuant to the requirements of the Securities Exchange Act of 1934, the Allwaste Retirements Savings Plan Committee, which administers the Allwaste Retirement Savings Plan, has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized in the City of Houston and the State of Texas, on the 19th day of June, 1995.

                                            ALLWASTE RETIREMENT SAVINGS
                                            PLAN COMMITTEE

                                            ANDREW D. ESTRADA

                                            WILLIAM L. FIEDLER

                                            DARREN B. MILLER

                                            RICHARD L. WHITE